2003 Annual Report

National Presto Industries, Inc.













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For answer, see cover story, page 2

NATIONAL PRESTO INDUSTRIES, INC.

Table of Contents

Cover Story

Shareholders aware of acquisitions completed in 2003 no doubt readily solved the pictorial puzzle on the cover. Their answer: National Presto Industries, Inc.

Prior to the 2003 acquisitions, the corporate product portfolio consisted of pressure cookers and small appliances (the parent company), and defense items, primarily for practice use (AMTEC Corporation) and infant diapers (Presto Absorbent Products, Inc.), (as depicted in the first three illustrations on the cover). As a result of the acquisitions, the product mix expanded to include the capability of converting inert items to live ammunition (Spectra Technologies LLC), as shown with a generic reproduction at "A," and adult incontinence items and puppy pads, as symbolically portrayed on the cover at "B" and "C," respectively, (Presto Absorbent Products – Atlanta – PAPA).

General information pertaining to the acquisitions is supplied in the Letter to Stockholders, at page 4, with an explanation of the Company's acquisition philosophy at page 8, under the title of Finances and Share Reacquisition. Specific data relevant to each subsidiary will be found in the section entitled Subsidiaries, at pages 9 and 10, within.

Financial Highlights

(In thousands except per share data)

YEARS ENDING DECEMBER 31,	2003	2002	2001
Net sales	$133,835	$133,729	$119,078
Net earnings	$ 15,477*	$ 8,690**	$ 6,286**
Weighted average common and common equivalent shares outstanding	6,821	6,840	6,857
Net earnings per common share	$ 2.27*	$ 1.27**	$ .92**
Dividends per common share	$ .92	$ .92	$ 2.00
Stockholders' equity per common share outstanding	$36.10	$34.83	$34.47

* *2003 net earnings reflect after tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shut down of domestic plants, net of tax, $3,122,000 ($.46 per share).*

** *2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

Dear Fellow Shareholders,

Every year contains surprises. Events fully expected to transpire sometimes fail to do so. In opposite fashion, the unanticipated can and often does occur. Given a minimum number of surprises in any fiscal period, none of which require material expenditures of time and money to redress, operations can be expected to closely follow plans. As can be inferred from the financial summary in the next three paragraphs, a minimum of deviations from projected operations were experienced in 2003.

Net consolidated sales improved from $133,729,000 to $133,835,000. A shortfall in sales of pressure cookers and appliances was more than overcome by an increase suppled by the defense and absorbent product subsidiaries. (Comments upon the causes underlying sales variations in the appliance and cooker businesses appear in the paragraphs immediately following this fiscal summary). Net earnings, and net earnings per share were $15,477,000 and $2.27, respectively, compared to their 2002 counterparts of $8,690,000 and $1.27.

Both 2002 and 2003 earnings enjoyed substantial boosts from the reversal of the Company's LIFO (Last-In First-Out) reserve. Transfer of the parent company's production to the Orient led to this reversal. After tax contributions to earnings from this source amounted to $3,259,000 or $ .48 per share in 2002, and $3,122,000 or $ .46 per share in 2003. Conversion to a defined contribution instead of a defined benefit pension plan (discussed later in this Letter) necessitated an after-tax charge to earnings of $817,000.

Earnings from financial sources declined a comparative $795,000, or 18%, from year to year. Your Company's primary engagement in a business other than investments (contrary to SEC contentions) was again demonstrated in 2003, with 77% of its earnings derived from operational sources. All of its dividends payable were so generated.

Analysts inexperienced in the many faceted small appliance business consistently question why the revenue line fails to grow, year-to-year. Slippage in 2003 sales at NPK is a case in point.

Never welcome declinations are frequently caused by any or several of the circumstances listed below:

A. Product obsolescence, such as is currently occurring with electric can openers. New tab-top and paperboard containers are replacing metal cans.

B. Evolution of more convenient ways to enjoy an end product. Illustratively, prepacked microwave popcorn deters sales of corn poppers.

C. Seasonal influences which may vary year-to-year, e.g. canner and heater sales are largely weather dependent.

D. Policy changes by major dealers. An example occurred in 2003 with Wal-Mart's decision to replace NPK's stainless steel coffeemaker with a direct import, using its GE label.

E. A not uncommon decision by a competitor to expand market share, while sacrificing profitability as a consequence.

F. Consumer whims expressed by expending Christmas funds for a new fad product, thus lessening demand for established items.

G. Sharp declines in dealer purchases attributable to self-induced inadequacy of margins. This phenomenon usually follows a period in which the product involved became very popular, and consequently a price football, with dealers competing for the lowest advertised price.

Offsets to revenue declines can only be accomplished by new product flow. Enhancement of sales is usually associated with the introduction of blockbuster products, such as the Presto® SaladShooter® electric slicer/shredder, and the Presto® Pizzazz® pizza oven. Developing new products that will be accepted by sophisticated consumers becomes appreciably more difficult, when, as at present, homeowners wants have already been largely sated by the profusion of existing appliances.

Before addressing significant developments in 2003, the remarks that follow describe the status of two lingering 2002 problems.

At December 31, 2002, only relatively little work was needed to complete the implementation of the Company's Enterprise Resource Planning (ERP) system. While the now operational system has not performed fully in keeping with its sponsor's claims, it nevertheless has proved helpful. Of particular benefit is the ability to access information from the database which underlies the system.

Very little fresh information can be supplied on the SEC suit against the Company. True to management's forecast (which was largely based upon the experience of others), the case is winding its way through the judicial system at a slow and tortuous pace. A Company Motion filed on August 12, 2002, seeking removal of the matter to a Wisconsin court, was denied on March 6, 2003, (a lapse of seven months) by the SEC's choice of forum, the Chicago Federal District Court. Seeking reversal of this ruling, on April 23, 2003, a Mandamus Petition was filed with the Seventh Circuit Court of Appeals. On October 21, 2003 (six months later) the appellate court denied the relief sought, ostensibly only because of its extraordinary nature. Based upon language in the Opinion which seemed to invite reexamination by the Chicago court, a fresh Motion has been addressed to it. Some encouragement can be found in the fact that the Chicago court has sought briefing on the Motion, rather than dismissing it summarily.

Because the future size and shape of NPK is likely to be dependent upon growth via external means, a brief discussion of two 2003 acquisitions is positioned early in this letter. Space limitations inherent in Annual Report Stockholder Letters compel restricted commentary, in largest part confined to strategic policy objectives. Expanded information is provided under the title "Finances and Share Reacquisition," at page 8, with data specific to each company, at pages 9 and 10 beneath the caption "Subsidiaries." Shareholders are encouraged to read such remarks for a better understanding of your Company's acquisition philosophy and its tactical implementation.

Acquisitions of AMTEC Corporation (a defense producer) and Presto Absorbent Products, Inc. (PAPI – a diaper manufacturer) in 2001, were not random selections. Indeed, they were the first fruits of a carefully considered strategy. Bitter experience had taught Presto executives the dangers inherent in businesses where the cost of entry is not an obstacle, or where attractive alternatives are available from overseas sources. With close control over its vendors as a prerequisite of defense procurement, and an obvious need for domestic producers in any event, it is unlikely that the Pentagon will scour foreign sources for weapons or critical components. To be competitive, absorbent products are capital intensive, requiring expensive machine tools. Labor advantages found overseas are of only minor consequence, fully offset by ocean shipping costs from foreign factories.

Pursuant to the strategy thus developed and first implemented, both identified areas were supplemented in 2003. In August, negotiations were completed for a then start-up defense producer, Spectra Technologies LLC, to become a part of the Presto family. This company specializes in loading, assembling and packing ammunition components produced elsewhere. It will be operated as a division of AMTEC Corporation. Absorbent product activity will be sharply expanded, through the October acquisition of the assets from NCN Hygienic Products, Inc. Renamed Presto Absorbent Products – Atlanta (PAPA), as a division of PAPI, this company produces adult incontinence products and puppy pads.

Your Company has been unfortunately entrapped in the backwash that resulted from corporate scandals, such as those allegedly occurring at Enron, WorldCom, Tyco International, Xerox, and a litany of others. Both Congress, via its Sarbanes-Oxley legislation, and the New York Stock Exchange (NYSE), by rule promulgation applicable to all of its listees, acted with great haste, presumably to halt further inappropriate misbehavior. No effort was made to tailor the requirements so as to target only the miscreants. Instead, one-size-fits-all legislation and rules were adopted, which elevated form over substance. Serious thought must be given by companies of NPK's size to ways and means of maintaining the nimbleness and agility needed to effectively compete. A fair appraisal from the perspective of NPK and companies of a like kind is that the requirements are frighteningly bureaucratic, induce paralysis in the vital decision making process, and add increments to product cost which cannot be recouped in the marketplace. Certainly, efforts to conform will be very costly and time consuming, with little, if any, visible benefit.

Legislative and Stock Exchange requirements expanding general and administrative costs are not the sole vexations in these areas. Absent strong curative measures, employee fringe benefits, such as retirement programs and health coverage, can be expected to continue escalation, thereby endangering corporate vitality.

Most companies which were in the forefront of creating pension protection for their employees (as was NPK) had done so by creating defined benefit plans, which assured employees of actuarially computed periodic payments, over their retirement years. Latecomer employers often favored a more modern approach, whereby employees were assured of annual defined contributions which, when invested by the employee at long-term average returns, equally satisfied such goals. Only defined benefit plans (the type originally adopted by NPK) are subject to government intervention. Such intervention takes the form of SEC required reporting, and premiums to the Pension Benefit Guaranty Corporation (PBGC). Satisfying such requirements necessitates employing expensive actuarial services. Report requirements are complex, and consume inordinate amounts of preparation time. Until 2003, Annual Reports sufficed. In 2004, reporting will be quarterly. In similar fashion, PBGC premiums have historically been relatively modest. Because PBGC has had to meet pension requirements of many large corporations which entered bankruptcy (such as airlines and steel producers), and because it will no longer receive premiums from companies which have converted their plans to defined contribution schemes, it has dissipated an impressive surplus, replaced by a ballooning multi-billion dollar deficit. Dramatically enlarged premiums may be expected to be assessed against those companies which continue to provide defined benefit plans.

Your Directors decided in latter 2003 to convert to a defined contribution plan. By converting plans, all of the described administrative costs will be eliminated. Of course, this elimination is not cost-free. Related after-tax charges to earnings for 2003 are $817,000, with such costs in 2004 estimated at $2,200,000. By a quirk in accounting rules, taxes for the 2004 portion may be, and have been absorbed against 2003 earnings. In substantial part, charges in both years consist of an acceleration of costs that would alternatively cross the Company's books, in later periods.

Avenues have not been identified for permanent relief from spiraling employee health and accident (H&A) costs. Practically all of corporate America is afflicted with this problem. Reliable sources report that H&A costs have doubled since 1999, and are expected to climb an additional 12% in 2004. Expanding demand for health services clearly exceeds limited supply. Accordingly, the long-term answer must come from amplification of supply-side-sources. In the interim, extremely limited partial relief, only, stems from additional exclusions, premium participation and co-payments, assessed against the workforce.

Economists of a conservative stripe expressed reservations in evaluating the market ebullience of latter 2003. Their evaluation questioned the durability of a recovery predicated upon federal government policies combining generous tax relief via the Treasury Department and a Federal Reserve Board mandate of a fund rate which assured that the economy would be awash in liquidity. In their judgment, the economy was the equivalent of a very ill patient, whose sanguine skin coloring confused a healthy complexion with a dangerous fever.

As a part of its easing policy, the Federal Reserve Board invited renewed inflation (hopefully, but not assuredly, of very limited scope). The invitation was snubbed by leading retailers who continued, throughout 2003, to press for (and secure) reduced costs. Nevertheless, a number of suppliers welcomed the opportunity to raise prices. Examples of increased pressures upon costs include a year-to-year peak season rise of 30% for ocean freight containers; and comparative 2002 to 2003 TV rates for air time, which surged by 8%, despite a measurable fall in audience capturing efficiency.

Dividends provided little appeal to investors before passage of legislation in 2003, which imposed a sharply lower income tax rate upon them of only 15%. Until the recently pricked market bubble deflated, shareholders, generally, applauded channeling earnings towards the repurchase of shares, or for acquisitions. Beyond the appeal of the lowered tax treatment, investors have now learned that there can be a huge difference between booked earnings (which sometimes can be the product of accounting manipulation) and genuine earnings, of the kind needed for cash dividends. NPK has earned a proud and distinctive record of continuous dividend distribution over 59 years. As year-end 2003 approached, the Board approved dividend action for a 60th consecutive year. A resolution subsequently adopted authorized disbursement of a single lump sum in March 2004, of $ .92 per share (a regular dividend in keeping with the payments for 2002 and 2003) plus an extra of $ .25 per share. Splitting the distribution in this fashion demonstrates an awareness that 2003 earnings contain elements that will not recur in 2004, and, in addition, guards against a premature adoption of an increased regular dividend in the face of what could prove to be a false economic recovery; recognizes that the Company is engaged primarily in a business which is dependent upon the whims of just a few gigantic retailers; and that it has only recently undertaken new ventures which may require an extended learning phase before consistent contributions to the earnings stream can be enjoyed.

The concluding two sentences in last year's Letter to Stockholders read as follows: "Realism requires forecasting restraint. Nevertheless, 2003 will hopefully be the first in a series of relatively rewarding periods, with each twelve months thereafter helping to build a stronger foundation for those that follow." Few will disagree with the conclusion that the review year followed the anticipated pattern. Candor demands recognition that earnings in the new year will not include sizeable contributions, such as those enjoyed in 2003 arising from reversal of LIFO reserves, and that it will be burdened by the larger installment of the cost of converting to a defined contribution pension plan. Nevertheless, assuming internal planning can unfold with only a few and minor surprises, in keeping with the experience in 2003, the new year may be the second in a series of "rewarding" periods of the kind contemplated at the conclusion of last year's Report.

Maryjo Cohen
Chairperson of the Board and President

Revenue Sources

The table below demonstrates graphically the increasing importance of revenues supplied by subsidiary operations to overall Company sales:

YEAR	TOTAL SUBSIDIARY SALES	PERCENTAGE OF YEAR-OVER-YEAR INCREASE	PERCENTAGE OF CONSOLIDATED SALES
2001	$ 7,814,000	–	6.6%
2002	$ 17,697,000	126.5%	13.2%
2003	$21,498,000	21.5%	16.1%

Because of its "start-up" nature, Spectra Technologies LLC did not participate in the 2003 total, to any measurable extent. That company is expected, however, to contribute to the 2004 total. Sales by PAPA (Presto Absorbent Products – Atlanta) in the last three months of the calendar year have been included.

New Products

Survival in the small appliance industry necessitates a continuous flow of "new products." During the post-World War II period, the industry developed and marketed a profusion of products, in the process satisfying almost any conceivable need or want. Meeting the need for new products in 2003 was accomplished somewhat through tweaking the functional capabilities of the products pictured and described below. Importantly, an impression of newness was derived through cosmetic changes. Engineers who specialize as stylists are seeing their profile magnified in durable goods industries. Led by the example set by automobile producers, most such companies now require annual fresh infusions of appearance changes to promote dealer and consumer interest.

Narrative descriptions and photos of the parent company's new products follow. In those cases where styling is particularly significant, "before" and "after" illustrations are provided.



A.

NPK enjoys a reputation within its industry as its premier producer of deep fryers. In keeping with that image, the Company introduced its 8-quart ProFry™ immersion element deep fryer, in 2002, as illustrated at A, left. Immersion element fryers process foods in much the same fashion seen at fast food restaurants. A more versatile model, named the Presto® Dual Basket ProFry™, as shown at A, right, was marketed in 2003. The new unit offers a 12-cup capacity. Moreover, dual baskets make possible the simultaneous preparation of two different foods, such as chicken and french fried potatoes, shrimp and potatoes, fish and meat, etc.



B.

Appearance changes seem particularly dramatic when comparing the current Presto® EverSharp™ electric knife sharpener to its predecessor. The refreshed version appears to the right of the original in the photographs at B. Beyond the obvious style changes, the new product offers a genuine advantage. Modification of the second stage wheel through the use of a finer grit results in less steel being removed from the knife being sharpened, and a keener edge, devoid of burrs.

Shown at C, below, right, is the standard version of the Company's recently introduced oval skillets for hostess preparation and subsequent serving of foods that require sautéing, roasting, frying, grilling, stewing, and braising. A picture of the new bronze exterior version unit is shown adjacent to it. Two points of distinction between the standard and new models are meaningful. The new units boast attractive silver (not shown) and bronze exteriors, in contrast to the black finish of their predecessor. Bulky plastic covers have been replaced by handsome tempered glass lids, with cool-touch knobs.



C.

The new Presto® timer illustrated at D, left, on the following page, boasts a distinctive difference from the earlier model pictured adjacent to it. Variations between the units are more than skin deep. Previously, the timers were three functional, acting as timers, stopwatches, and clocks. A fourth dimension has been added, viz., a calendar. Up to four different prospective events can now be simultaneously programmed. Illustratively, the timer can be set to awaken the user from a nap, alert her to change a stove setting, prepare her for action when the food is finally done, and advise when to activate her TV set, so as to receive a favorite program.


PRESTO
CLEAR
SET
CLOCK
TIMER
PRESTO

D.

18- and 23-quart model canners were marketed in 2003, replacing 17- and 22-quart units. Only one canner is shown, since size differences cannot be effectively captured photographically. Please see E, at left. As modified, the new canners can dimensionally accept for processing modern jars of a different shape from those in past general usage, while providing greater capacity for cooking large volumes of food.

E.



National Advertising

Direct corporate procurement of advertising is confined to television, as the medium of choice. Print advertisements upon NPK products stem from customers promotional departments.

In keeping with multi-year practice, TV budgetary support was again allotted for the Company's family of deep fryers. For the first time in 16 years, however, advertisements describing Presto's SaladShooter® electric slicer/shredder's attributes were not sponsored. Inadequacy of distribution mandated its elimination from TV schedules.

Because the 2002 TV programming for the Pizzazz® pizza oven had served its purposes of securing breadth of distribution and appreciable sales volume, a similar program was planned and funded for 2003. Confidence in this product's long-term potential has led to production of new television ads in latter 2003, for airing primarily in 2004.

Results of the 2003 campaign closely resembled those achieved in 2002. Reliable independent sources report that 82% of all U.S. households were reached at a frequency of 8 times per household. Total impressions approximated 602,139,700.

Realty

EAU CLAIRE, WISCONSIN

Background briefing on this subject is supplied primarily as information of value to new shareholders. The data supplied in past reports appears in italics.

A 1993 budget-induced decision by the defense department eliminated from further bidding opportunities the Company's 520,000-square-foot plant, located on 325 acres in Eau Claire, Wisconsin, previously dedicated to artillery shell production. Disposition of the abandoned equipment was substantially completed in 1996.

Inasmuch as corporate headquarters are located in Eau Claire, approximately 100,000 square feet of the building are needed to house executive, administrative, and engineering personnel, as well as related functions. A variety of tenants (including NPK's subsidiary, Presto Absorbent Products, Inc.) occupied the bulk of the remaining footage, during 2003.

Due to a loss of a significant contract, a major tenant terminated its lease at the year's mid-point. Replacement occupancy will depend either upon renewed expansion in the Eau Claire manufacturing sector, or movement of overflow subsidiary production to the home base.

Because NPK executives continue to believe that planned infrastructure changes in areas surrounding the plant will eventually make the property more valuable for disposition at a later date, no effort is currently being made to sell such properties, in whole or in part.

JACKSON, MISSISSIPPI
ALAMOGORDO, NEW MEXICO

Both the Jackson, Presto Manufacturing Company and Alamogordo, Presto Products Manufacturing Company plants suffered the loss of activity in latter 2002, as a result of transfer of their production responsibilities to China.

As noted at page 9, within, the Presto Manufacturing Company plant will be fully converted for warehousing purposes in 2004.

Efforts to dispose of the Presto Products Manufacturing plant, in 2003, were unsuccessful. Renewed attempts will be made in 2004.

Finances and Share Reacquisitions

Substantial liquid assets have been retained by your Company for a number of years in the form of short-term, low risk (and hence low yield) securities. Immediate access to substantial funds assures competency to capitalize upon acquisition opportunities.

Basic acquisition strategy, discussed in the Letter to Stockholders at page 4, may be summarized as a search for growth in industrial sectors where U.S. production enjoys a preferred status, and where the cost of entering the industries selected acts as a hurdle barring easy entry by aspirants. Tactics adopted to implement this strategy included the following:

1. Identify appropriate industrial sectors. Recent surveys identified the defense and absorbent products sectors.
2. Research specific companies in each sector, followed by discourse, where encouraging information is found, to determine whether:
   A. The company's executives share a common culture with that prevailing at NPK.
   B. The owners have sufficient confidence in their enterprise to defer the payment of a significant portion of the purchase price, thus demonstrating that the enterprise will indeed perform in keeping with the claims made during negotiation.
   C. Ample growth can be reasonably expected, following injection of funds by NPK to be used for such purposes.

Implementation was begun in 2001, with the acquisition of AMTEC Corporation (a military fuze producer), and a diaper manufacturer renamed Presto Absorbent Products, Inc. (PAPI).

Late summer and early autumn 2003 saw further growth in both areas, with the respective acquisitions of Spectra Technologies LLC, a defense producer, and substantially all the assets of NCN Hygienic Products, Inc., subsequently renamed Presto Absorbent Products – Atlanta (PAPA). Please refer to pages 9 and 10, within, for a more detailed description of these companies, and their areas of expertise.

Combined cost for these acquisitions, including deferred payouts dependent upon future earnings, is $15,400,000. Substantial investment will be needed to support capital needs of these businesses, to realize their potentials. Illustratively, PAPI will need in excess of $6,146,000 for new equipment to enable it to begin production in latter 2004 of pull-up training pants, a significant supplement to diaper production. Total combined capital expenditures in 2004 and 2005 are projected at $26,400,000.

Thus far, reacquisition of Company shares has primarily occurred when the market is stressed, as to assure the Company (and hence its shareholders) bargain costs, and to serve as a buffer against indiscriminate dumping during periods of market panic. As a consequence, purchases in 2003 were only nominal. Accumulated purchases of treasury stock since 1999, total 558,200 shares. 504,600 additional shares may be purchased by management, pursuant to existing Board authority.

Clearly, the conservative financial posture of the Company remains dominant. That position should enable positive future growth, dependent only upon performances of the acquisitions thus far made, in keeping with projections, and finding other operations which meet NPK's admittedly demanding standards.

A thumbnail sketch of the Balance Sheet which appears on page 17 shows that the Company enjoys $267,860,000 in current assets and $212,736,000 in working capital, with a ratio of current assets to current liabilities of 4.9 to 1.0.

Jackson Sales and Storage Company

○ *Jackson, Mississippi*

Canton Sales & Storage Company

○ *Canton, Mississippi*

These companies serve as distribution centers for the Company's pressure cookers and appliances, now produced primarily in China. Both enjoy free port status, and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

Logistical tasks, and consequently space needs, are enlarged with overseas sourcing. Distance of the product sources from the United States, combined with ocean shipping time, involves stocking inventories in greater depth than was the case when the goods were manufactured by U.S. facilities.

Converting the Presto Manufacturing Company plant at Jackson, from its former factory character to warehousing, was begun in 2003. Full availability of that facility for its new purposes should prove timely. Costs for leased warehouse capabilities, required each year as the holiday season approached, will be eliminated.

Hopefully, the beginning of a 2003 trend whereby major dealers sought to achieve savings by demanding container shipments be shipped to their destinations, will lose momentum. In those cases where manufacturers complied with such demands, audit of the putative savings will likely show them to be illusory. Certainly such will be the case if the vendor is compelled to spread its fixed costs over lesser shipments from its warehouses, with consequent additional increments becoming a part of the pricing structure.

National Holding Investment Company

○ *Wilmington, Delaware*

This subsidiary's principal function is to provide capital for corporate growth for acquisitions or start-ups. In the course of so functioning, funds in excess of immediate needs are invested in relatively risk-free, short-term (and hence low-yield) instruments.

On June 24, 2003, the Federal Reserve Board reduced rates on Federal funds, the key rate from which all others are derived, to 1% (the lowest level in 45 years). Short-term investments, as a consequence, are generating negative real returns, since the core inflation rate exceeds 2%. Moreover, in somewhat opaque language, the Board has stated it expects the 1% (or lower) rates to continue, without relief, "considerably" into an undefined future.

The cumulative effect of rate reductions in 2003, at this subsidiary, were severe. Earnings dropped 20% from $4,196,000 in 2002 to $3,363,000 in 2003.

Because sums available for investment throughout 2004 are expected to diminish somewhat from the predecessor year, and because securities which provided relatively generous yields have now largely matured, returns on investments can be expected to again recede sharply.

Meager returns on investments are undoubtedly regrettable. They will not, however, modify ongoing practices. Company executives recognize that the funds on hand will be needed for long-term corporate growth. Returns upon investment will retain their past character of being welcome consequences of an unrelated objective.

Patience is an essential ingredient of prudence. Time may well be required to determine whether the 2003 acquisitions perform in keeping with expectations, before venturing further into the acquisition arena. Nevertheless, opportunities for growth will be continuously reviewed. Appropriate action will be taken, should any such appear to fully meet the standards recited earlier herein.

AMTEC Corporation

○ *Janesville, Wisconsin*

With defense production a targeted area for growth, addition of this company to the corporate family in 2001 is especially significant. (Please see comments on its new division, Spectra Technologies LLC, at this page.)

Earnings in the review year declined from those of 2002. The decline was largely attributable to one-time costs associated with the absorption of its new subsidiary, Spectra Technologies LLC, and its relocation to a new 55,000-square-foot plant.

With these costs behind it, improved earnings are expected in 2004, both as a result of an anticipated hearty increase in revenue and improved efficiencies throughout the year derived from the new facility.

Spectra Technologies LLC *(a division of AMTEC Corporation)*

○ *East Camden, Arkansas*

This company, still in its infancy as a start-up when acquired in August 2003, is a LAP producer. LAP is an acronym for the functions of Load, Assemble, and Pack of ordnance-related products.

Subsidiaries ○ NATIONAL PRESTO INDUSTRIES, INC.

Beyond a desire of the parent Company to further diversify within the defense industry, the decision to acquire Spectra Technologies LLC was impacted by two influences, as follows:

1. Principals of the company enjoy an enviable combined 50 years of experience in this specialized area, including a successful history of soliciting government contracts and thereafter producing the items in keeping with strict quality and shipping standards.
2. LAP capabilities complement the primary functions at AMTEC Corporation, with resultant synergies anticipated. Illustratively, Spectra Technologies LLC is currently producing TNT demolition blocks pursuant to a contract which names AMTEC Corporation as the prime contractor.

17,000 square feet are under lease by this company, duly modified in keeping with its needs. Substantially all LAP producers lease space in East Camden, Arkansas, using land and buildings previously devoted to a now inactive naval facility.

Initial acquisition costs were relatively modest. However, because of earn-out provisions in the acquisition contract, the ultimate amount expended can be substantially amplified. Infusion of material sums will be required to fund facilities rehabilitation, capital equipment purchases and working capital.

Presto Absorbent Products, Inc. (PAPI)

○ *Eau Claire, Wisconsin*

2003 was the second year of this company's experience as an NPK subsidiary. Thus far, production and sales have been limited to baby diapers primarily marketed through private label avenues.

Profitability in the absorbent products industry is extraordinarily volume sensitive. Expanded sales in 2003 by 3% over those of 2002 enabled reversal of a small 2002 loss to a modest profit.

Comparable supplements to volume in both 2002 and 2003 were enjoyed as a phenomenon unlikely to recur in future periods viz., an opportunity to produce substantial quantities of diapers for another manufacturer, temporarily unable to meet its production schedules. Sales to several new sizeable customers added in 2003 should be most helpful in replacing the aforementioned nonrepetitive volume, in 2004.

Parent company executives express optimism when remarking upon this subsidiary's future. Experience is proving a great teacher. The intricacies peculiar to what was a new and different industry, only two short years ago, are now largely grasped and understood. Line expansion is planned for latter 2004, with the beginning of production and sales of pull-up training briefs. Over time, this product addition is expected to augment production and sales by one-third over levels of baby diapers, alone.

Presto Absorbent Products – Atlanta (PAPA)

○ *Marietta, Georgia*

On October 6, 2003, the assets of NCN Hygienic Products, Inc. were acquired by a newly formed corporate division of Presto Absorbent Products, Inc. (PAPI). The new company has been renamed Presto Absorbent Products – Atlanta (PAPA).

NCN Hygienic Products, Inc. has been a producer of specialized diaper products since 1995. Products include adult incontinence diapers and pads for dog training.

Potential synergies with PAPI are readily identifiable. Major customers seek suppliers which can provide a broad spectrum of goods, thereby easing the burden of sales representative interviews, and, more importantly, lessening costs for physical receiving of goods, accounting tasks, etc. An elevated presence with any supplier, assures buyers of maximum service and responsiveness.

Initial cash outlays for acquisition of this company were $10,218,000. An additional $2,500,000 will be disbursed when and if the company attains specified earnings goals in 2004 and 2005.

Sales at NCN Hygienic Products, Inc. for its last completed fiscal year end, which ended March 31, 2003, were approximately $10,000,000. Historical earnings do not provide reliable guidance for the future, because of the profound changes in the company's characteristics which will occur. From a negative perspective, labor costs will increase, due to workers being newly eligible for fringe benefits, such as health and accident insurance as well as pensions, offered at the parent company. Improved profitability may flow from enhanced working capital availability and diminished material costs, when the requirements of PAPI and PAPA are joined. Materials for both companies are similar. Substantial pricing leverage may result when combined needs can be proposed to suppliers of such items as pulp, super absorbent polymer, tape, etc. Further savings, and potentially greater efficiencies may flow through assumption by NPK of centralized administration services, such as accounting, traffic, human resources, IT (information technologies via computerization), etc.

Barring presently unforeseeable events, this company should provide a welcome sales and earnings contribution in the years ahead.

NATIONAL PRESTO INDUSTRIES, INC.

The products on the following pages and those shown on pages 6 and 7 provide a representation of the complete Presto® product line.

A. ProFry™ immersion element deep fryer

This professional-style deep fryer offers great restaurant taste in a convenient at-home size. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery for perfectly crisp foods every time. Large pieces of chicken or fish are easily accommodated in the handy oblong-shaped baskets. Select a variety of frying temperatures with the adjustable thermostat. Signal light lets you know when the oil is ready for frying. Cover with filter helps to reduce spattering. Heating element and enameled pot are removable for easy cleaning.

A



B. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. Handy scoop stirs, separates, lifts, drains, and serves. Snap-on lid permits oil storage in the fryer without spills or odor.

GranPappy® electric deep fryer (6-serving size) also available.

B



C. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, assures quick and easy cleaning. Snap-on lid allows oil to be stored in the fryer for future use.

C



D. CoolDaddy® cool-touch deep fryer with removable pot

This cool-touch unit is ideal for frying up to six servings of chicken, shrimp, and french fries. The basket handle serves as an exterior control for lowering food into the hot oil while the cover is closed. The seal-tight cover eliminates spatters and reduces odor. Temperature settings are easily selected with the adjustable thermostat. Signal light indicates when the oil is ready for frying. Nonstick pot removes for easy cleaning.

D



E. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty, as well as a special bimetal-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4- and 6-quart sizes. (6-quart size shown)

Aluminum models available in 4-, 6-, and 8-quart sizes.

E



Products NATIONAL PRESTO INDUSTRIES, INC.

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza—whether it's fresh, frozen, regular or rising crust. Because there is no preheat time, like in ordinary ovens, it's fast—while standard ovens are heating, Pizzazz® users are eating. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order—a lightly crisped crust to a super crunchy crust; a just melted topping to one that is deliciously bronzed. This pizza oven is easy to use and easy to clean. Heating elements shut off at the end of cooking time, and the timer signals when the pizza is done. Removable nonstick baking pan easily wipes clean and is compact for convenient storage.

A



B. PowerCrisp™ microwave bacon cooker

This Presto® bacon cooker provides the easy method for cooking up to ten crisp and delicious bacon strips in the microwave. Its special cooking racks allow fat to drip into the exclusive deep base for leaner and healthier bacon. An easy-grasp handle wraps around the entire base. This bacon cooker is fully submersible and dishwasher safe for fast and easy cleaning.

B



Presto® Electric Skillets

Presto® electric skillets are a kitchen essential. Each skillet features a heavy cast aluminum base with deluxe nonstick finish for even heat distribution and stick-free cooking. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete submersibility. Durable EverNu™ covers won't dent, warp, bend, or peel.

C. & D. Electric Skillets

Fry, grill, roast, or make one-dish meals, quickly and easily, with these convenient family-size skillets. With either an 11-inch (C) or 12-inch (D) base, they easily accommodate large roasts, fowl, or ham.

C



D



E. 16" Electric Skillet

This handy jumbo skillet accommodates extra large cuts of beef, pork, and poultry with its spacious 16-inch pan and ultrahigh-dome cover. It's so versatile, it will fry, grill, roast, stew, and even cook casseroles to perfection.

E



F. Grill-n-Lite™ indoor electric grill

Enjoy grilled taste year-round, whatever the weather, with this fabulous indoor electric grill. Its large 18½- by 11½-inch nonstick cooking surface provides a healthy approach to meal planning. The open grate allows fat to drip away. A special closed area can be used for grilling small, delicate foods. Grilling and keep-warm temperatures are easily selected with the Control Master® heat control. Grill is fully submersible with the heat control removed.

F



Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully submersible with the heat control removed.

G



G. 22" Electric Griddle

An extra large cooking surface makes this electric griddle big enough for even the largest family. It's great for preparing breakfast, lunch, dinner, and appetizers. The slide-out drip tray catches grease drippings for easier cleaning.

19-inch Electric Griddle also available.

H



I



H. & I. Jumbo Cool Touch Electric Griddles

These attractive cool-touch griddles are the ideal choice for family meals. Each features a generous 10½- by 20½-inch cooking surface. The cool-touch base and handles, available in either white (H) or black (I), provide protection from the hot surface on the front and both sides. Easy cleanup is assured with the removable drip tray.

J. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

J



Products ○ NATIONAL PRESTO INDUSTRIES, INC.

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.

A



B. Electric Knife

A powerful motor and sharp stainless steel blades enable this electric knife to cut through even the hardest bread crust, sausage, and cheese. It's also ideal for carving roast, ham, and poultry, as well as filleting fish. The ultraslim handle provides a comfortable grip for effortless slicing. Serrated blades are removable for easy cleaning.

B



C. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher®. The popper bowl and cover are fully submersible and dishwasher safe.

C



D. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2 ½ minutes. For butter lovers, the detachable butter melter makes pouring easy and doubles as a handy measuring cup.

D



E. Presto® Orville Redenbacher's® hot air popper

This hot air popper carries the endorsement of Orville Redenbacher®. It offers a faster, healthier, and more economical choice than microwave bag popcorn. Regular or gourmet popcorn can be popped naturally, with no oil, for a terrific low-calorie treat. Up to 18 cups of gourmet popcorn can be popped in less than 2 ½ minutes. The butter melter is detachable for easy pouring and doubles as a handy measuring cup.

E



(Orville Redenbacher is a registered trademark of ConAgra Brands, Inc.)

F. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.

G. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. As a safety feature, an internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.

H. Options™ multi-cooker/steamer

This attractive multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. This unit is constructed of heavy cast aluminum with a nonstick finish for even heating and resistance to warping. The Control Master® heat control maintains accurate temperatures. Multi-cooker is fully submersible with the heat control removed.

I. Kitchen Kettle™ Plus Crockery multi-purpose and slow cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. In addition, the removable crockery liner offers the convenience of slow cooking. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully submersible in sink or dishwasher with the heat control detached.

Kitchen Kettle™ multi-cooker/steamer (without crockery liner) also available.

J. HeatDish® Plus Footlight™ parabolic electric heater

This heater features a parabolic reflector that enables it to concentrate heat so effectively that it feels three times warmer than 1500 watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight™ base indicates if the heater is plugged in. Special Safeguard™ features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.

F



G



H



I



J



Products NATIONAL PRESTO INDUSTRIES, INC.

Presto® Professional

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label, such as the Deluxe Stainless Steel Pressure Cooker, Electric Dutch Oven, and Electric Skillet and Server listed below. In addition to the products pictured at A, B, and C, the Presto® Professional line consists of the following: 16" Electric Skillet, 22" Electric Griddle, Electric Skillet and Server (with tempered glass cover), CoolDaddy® cool touch deep fryer, DualDaddy™ deep fryer, Options™ multi-cooker, and EverSharp™ electric knife sharpener.

A. 8-Quart Deluxe Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel with a bimetal-clad base for quick, even heating and easy cleaning. Offering a more automated approach to pressure cooking, this model features a quick pressure/steam release system that simplifies the cooling process. It is the perfect solution to healthy, satisfying meals that are prepared fast and without a lot of fuss. A handy stainless steel steamer basket allows several foods to cook at once.

A



B. Electric Dutch Oven and Buffet Server

This attractive Dutch oven braises, stews, roasts, makes casseroles and one-dish meals—even doubles as a handy buffet server. Its heavy cast aluminum base is virtually warp-proof and features a premium nonstick finish, inside and out. Cooking temperatures are maintained automatically with the Control Master® heat control. Tempered glass cover and stay cool knob are perfect for buffet-style serving. When on the go, this unit transports easily with a travel strap that keeps the lid in place. This product is fully submersible and dishwasher safe with the heat control detached.

B



C. Electric Skillet and Server

This skillet is ideal for one-pan meals, as well as roasting, frying, stewing, and braising. Designed with an attractive oval shape, it easily transitions to a buffet-style server, yet has the same generous capacity as other jumbo skillets. The high-dome EverNu™ cover is made of a long-lasting material that won't dent, warp, peel, or bend. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. This skillet features a virtually warp-proof heavy cast aluminum base coated with a premium nonstick surface. With the heat control removed, it is fully submersible and dishwasher safe.

C



Consolidated Balance Sheets ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except share and per share data) DECEMBER 31,	2003		2002	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 143,765		$114,637
Marketable securities		69,836		92,578
Accounts receivable	$ 29,384		$ 28,378	
Less allowance for doubtful accounts	480	28,904	480	27,898
Inventories:				
Finished goods	16,913		17,675	
Work in process	4,490		3,355	
Raw materials	2,091		2,976	
Supplies	1,144	24,638	981	24,987
Other current assets		717		998
Total current assets		267,860		261,098
PROPERTY, PLANT, AND EQUIPMENT:				
Land and land improvements	544		163	
Buildings	7,432		8,385	
Machinery and equipment	19,001		14,119	
	26,977		22,667	
Less allowance for depreciation	9,771	17,206	9,400	13,267
OTHER ASSETS		16,327		15,629
		$301,393		$289,994
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 21,341		$ 18,753
Federal and state income taxes		5,662		3,643
Accrued liabilities		28,121		29,341
Total current liabilities		55,124		51,737
COMMITMENTS AND CONTINGENCIES		–		–
STOCKHOLDERS' EQUITY				
Common stock, $1 par value:				
Authorized: 12,000,000 shares				
Issued: 7,440,518 shares	$ 7,441		$ 7,441	
Paid-in capital	991		998	
Retained earnings	258,506		249,313	
Accumulated other comprehensive income (loss)	(1,439)		(698)	
	265,499		257,054	
Treasury stock, at cost, 622,365 shares in 2003 and 605,513 shares in 2002	19,230		18,797	
Total stockholders' equity		246,269		238,257
		$301,393		$289,994

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except per share data) YEARS ENDED DECEMBER 31,	2003	2002	2001
Net sales	$133,835	$133,729	$119,078
Cost of sales	88,283	96,488	94,119
Gross profit	45,552	37,241	24,959
Selling and general expenses	23,552	26,826	20,428
Plant closing costs	1,834	4,020	6,773
Pension plan termination expense	1,317	–	–
Operating profit (loss)	18,849	6,395	(2,242)
Other income, principally interest	4,234	5,119	8,377
Earnings before provision for income taxes	23,083	11,514	6,135
Provision (benefit) for income taxes	7,606	2,824	(151)
Net earnings	$ 15,477	$ 8,690	$ 6,286
Weighted average shares outstanding:			
Basic	6,820	6,839	6,856
Diluted	6,821	6,840	6,857
Net earnings per share:			
Basic	$ 2.27	$ 1.27	$ .92
Diluted	$ 2.27	$ 1.27	$ .92

Consolidated Statements of Stockholders' Equity

(In thousands except share and per share data)

YEARS ENDED DECEMBER 31, 2003, 2002, 2001	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL
Balance January 1, 2001	$7,441	$1,027	$254,381	$(177)	$ (17,689)	$244,983
Net earnings	–	–	6,286	–	–	6,286
Unrealized loss on available for sale securities, net of tax	–	–	–	(74)	–	(74)
Total other comprehensive income	–	–	–	–	–	6,212
Dividends paid, $2.00 per share	–	–	(13,754)	–	–	(13,754)
Purchase of treasury stock – 48,200 shares	–	–	–	–	(1,301)	(1,301)
Other	–	(16)	–	–	228	212
Balance December 31, 2001	7,441	1,011	246,913	(251)	(18,762)	236,352
Net earnings	–	–	8,690	–	–	8,690
Unrealized gain on available for sale securities, net of tax	–	–	–	918	–	918
Unrealized loss on net periodic pension cost, net of tax	–	–	–	(1,365)	–	(1,365)
Total other comprehensive income	–	–	–	–	–	8,243
Dividends paid, $ .92 per share	–	–	(6,290)	–	–	(6,290)
Purchase of treasury stock – 100 shares	–	–	–	–	(3)	(3)
Other	–	(13)	–	–	(32)	(45)
Balance December 31, 2002	7,441	998	249,313	(698)	(18,797)	238,257
Net earnings	–	–	15,477	–	–	15,477
Unrealized loss on available for sale securities, net of tax	–	–	–	(67)	–	(67)
Unrealized loss on net periodic pension cost, net of tax	–	–	–	(674)	–	(674)
Total other comprehensive income	–	–	–	–	–	14,736
Dividends paid, $.92 per share	–	–	(6,284)	–	–	(6,284)
Purchase of treasury stock – 16,300 shares	–	–	–	–	(425)	(425)
Other	–	(7)	–	–	(8)	(15)
Balance December 31, 2003	$7,441	$ 991	$258,506	$(1,439)	$(19,230)	$246,269

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands) YEARS ENDED DECEMBER 31,	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 15,477	$ 8,690	$ 6,286
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	2,353	1,934	3,436
Deferred income taxes	2,252	311	(2,343)
Pension charges (credits)	322	2,646	(399)
Plant closing and asset impairment charges	(950)	685	7,653
Other	584	(49)	212
Changes in:			
Accounts receivable	(572)	2,723	(18,887)
Inventories	1,804	9,010	605
Prepaid expenses	(308)	(41)	67
Accounts payable and accrued liabilities	1,816	(980)	(2,619)
Federal and state income taxes	2,019	588	(53)
Net cash provided by (used in) operating activities	24,797	25,517	(6,042)
Cash flows from investing activities:			
Marketable securities purchased	(18,075)	(45,211)	(63,553)
Marketable securities–maturities and sales	40,714	60,651	104,144
Acquisition of property, plant, and equipment	(2,903)	(3,408)	(2,038)
Acquisition of businesses	(10,218)	(500)	(3,593)
Sale of property, plant, and equipment	1,434	4	11
Other	88	–	–
Net cash provided by investing activities	11,040	11,536	34,971
Cash flows from financing activities:			
Dividends paid	(6,284)	(6,290)	(13,754)
Payment of debt acquired in acquisition	–	–	(5,243)
Purchase of treasury stock	(425)	(3)	(1,301)
Net cash used in financing activities	(6,709)	(6,293)	(20,298)
Net increase in cash and cash equivalents	29,128	30,760	8,631
Cash and cash equivalents at beginning of year	114,637	83,877	75,246
Cash and cash equivalents at end of year	$143,765	$114,637	$83,877
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 3,378	$ 1,985	$ 2,423

Supplemental disclosure of non-cash investing and financing activities:

As of December 31, 2003, 2002, and 2001, the unrealized gain (loss) on available for sale securities, net of tax was $600, $667, and $(251).

The accompanying notes are an integral part of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Use of Estimates in the Preparation of Financial Statements

In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation

The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated.

(3) Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and highly-liquid variable rate demand notes with put options exercisable in three months or less.

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $821,000 and $788,000 at December 31, 2003 and 2002, are included as reductions of cash and cash equivalents.

Marketable securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

At December 31, 2003 and 2002, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 in the following table:

MARKETABLE SECURITIES	AMORTIZED COST	FAIR VALUE	UNREALIZED GAINS	UNREALIZED LOSSES
December 31, 2003				
Tax-exempt government bonds	$67,769,000	$68,626,000	$ 860,000	$ 3,000
Equity securities	1,142,000	1,210,000	194,000	126,000
Total marketable securities	$68,911,000	$69,836,000	$1,054,000	$129,000
December 31, 2002				
Tax-exempt government bonds	$90,409,000	$91,626,000	$1,257,000	$ 40,000
Equity securities	1,142,000	952,000	132,000	322,000
Total marketable securities	$91,551,000	$92,578,000	$1,389,000	$362,000

Proceeds from sales of marketable securities totaled $40,714,000 in 2003, $60,651,000 in 2002, and $104,144,000 in 2001. Gross gains related to sales of marketable securities totaled $0, $16,000, and $47,000 in 2003, 2002, and 2001. Gross losses related to sales of marketable securities were $0, $231,000, and $0 in 2003, 2002, and 2001. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains of $924,000 and $1,027,000, and a loss of $386,000 before taxes at December 31, 2003, 2002, and 2001.

The contractual maturities of the marketable securities held at December 31, 2003, are $40,312,000 in 2004, $13,190,000 in 2005, $4,215,000 in 2006, $10,909,000 beyond 2006, and $1,210,000 with indeterminate maturities.

(4) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 days. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customers' ability to pay, and prevailing economic conditions.

(5) Inventories

Housewares/small appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventory for defense and absorbent products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(6) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings and 3 to 7 years for machinery and equipment.

(7) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis and between annual tests whenever an impairment is indicated. Impairment losses will be recognized whenever the implied fair value of goodwill is less than its carrying value. Prior to January 1, 2002, goodwill was amortized over 15 years. Beginning January 1, 2002, goodwill is no longer amortized. The Company's carrying amount, net of accumulated amortization, for goodwill as of December 31, 2003, 2002, and 2001, was $3,406,000, $3,406,000, and $2,906,000 relating to its defense products segment. In addition, at December 31, 2003, the Company had goodwill of $2,148,000 related to its absorbent products segment as a result of its acquisition of NCN Hygienic Products, Inc. (See Note L.)

The Company adopted the preceding accounting policy on January 1, 2002, as required by Statement of Financial Accounting Standard (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets."

During 2001, the Company recorded goodwill amortization expense of $130,000. Without this amortization expense, 2001 adjusted net earnings would have been $6,416,000 resulting in adjusted basic and diluted earnings per share of $ .94.

No impairment was indicated when the Company performed its annual impairment test on September 29, 2003, the first day of the Company's fourth quarter. The Company had no intangible assets on January 1, 2003, other than goodwill.

(8) Revenue Recognition

The Company recognizes revenue when product is shipped. The Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment for small appliance sales. Early payment discounts are deducted in arriving at net sales.

(9) Advertising

The Company's policy is to expense advertising as incurred for the year. Advertising expense, including cooperative advertising, was $12,859,000, $14,734,000, and $9,605,000 in 2003, 2002, and 2001.

(10) Stock Options

The intrinsic value method is used for valuing stock options issued. The pro forma effect on earnings of accounting for stock options using the fair value method is not material. (See note F.)

(11) Accumulated Other Comprehensive Income

At December 31, 2003 and 2002, the accumulated comprehensive loss includes an additional net periodic pension liability related to the Company's defined benefit pension plan offset in part by an unrealizable gain on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect.

(12) Product Warranty

Company products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 2 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through independent service providers throughout the United States and a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages.

The following table shows the changes in product warranty liability for the period:

(In thousands)	2003	2002
Beginning balance January 1	$1,465	$1,492
Accruals during the period	3,398	3,002
Charges/payments made under the warranties	(2,748)	(3,029)
Balance December 31	$2,115	$1,465

(13) Recently Issued Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement changes the classification of certain common financial instruments from either equity or mezzanine presentation to liabilities in the balance sheet and requires an issuer of those financial instruments to recognize changes in fair value or redemption amount, as applicable, in earnings. This statement is effective for financial instruments entered into or modified after May 31, 2003, for public companies. As the Company has not issued any financial instruments addressed by this new pronouncement, its adoption did not have a material effect on the Company's financial statements.

In December 2003, the FASB revised and reissued Statement 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132(R)). This statement retains all of the disclosures that are required by the original FASB Statement 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and includes several additional disclosures. It also requires certain disclosures about pension and other postretirement benefit plans in interim financial statements. The additional annual disclosures in SFAS 132(R) are required in financial statements with fiscal years ending after December 15, 2003, except for disclosures about estimated future benefit payments and additional disclosures for foreign plans, which are effective for fiscal years ending after June 15, 2004. The interim-period disclosures are required in interim periods beginning after December 15, 2003. The annual disclosure requirements for the Company's pension plan are included in Note G. The Company will adopt the interim disclosure provisions of SFAS 132(R) during the first quarter of fiscal 2004.

B. INVENTORIES

The amount of inventories valued on the LIFO basis was $14,058,000 and $18,024,000 as of December 31, 2003 and 2002. Under LIFO, inventories are valued at approximately $688,000 and $5,723,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2003 and 2002. The significant reduction in the amount of LIFO inventory below current cost from 2002 to 2003 is attributable to the Company's decision to outsource manufacturing of its housewares/small appliances. See Note M for further information related to the effect of this decision on inventory valuation. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the housewares/small appliances segment.

The following table describes the effect if LIFO inventories had been valued at current cost determined on a FIFO basis:

	Increase (Decrease)		
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2003	$5,035,000	$(3,122,000)	$(.46)
2002	5,256,000	(3,259,000)	(.48)
2001	266,000	(165,000)	(.02)

This information is provided for comparison with companies using the FIFO basis. Inventory for defense and absorbent products, along with service parts for housewares/small appliances, are valued under the first-in, first-out method and total $9,588,000 and $6,108,000 at December 31, 2003 and 2002. The 2003 FIFO total is comprised of $2,899,000 of finished goods, $4,490,000 of work in process, and $2,199,000 of raw material and supplies. At December 31, 2002, the FIFO total was comprised of $493,000 of finished goods, $3,336,000 of work in process, and $2,279,000 of raw material and supplies.

C. ACCRUED LIABILITIES

At December 31, 2003, accrued liabilities consisted of payroll $2,213,000, insurance $16,015,000, environmental $2,287,000, plant closing costs $685,000, employee termination $836,000, minimum pension liability $3,311,000, and other $2,774,000. At December 31, 2002, accrued liabilities consisted of payroll $2,883,000, insurance $16,854,000, environmental $2,692,000, plant closing costs $521,000, employee termination $2,148,000, minimum pension liability $2,713,000, and other $1,530,000.

D. TREASURY STOCK

As of December 31, 2003, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares of the Company's common stock. During 2003 and 2002, 16,300 and 100 shares were reacquired. Treasury shares have been used for the exercise of stock options and to fund the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 3,750; 6,250; and 7,500 shares of common stock with a weighted average exercise price of $39.29, $39.36, and $39.39 were outstanding at December 31, 2003, 2002, and 2001, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

F. STOCK OPTION PLAN

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for key employees. Stock options for 3,750 shares at a weighted average price of $39.29 per share were outstanding at December 31, 2003. Stock options for 6,250 shares at a weighted average price of $39.36 per share were outstanding at December 31, 2002. There were 1,000 shares exercisable at $39.29 at December 31, 2003 and 1,250 shares exercisable at $39.36 at December 31, 2002. The pro forma effect of accounting for stock options using the fair value method is not material.

G. RETIREMENT PLANS

Pension Plans

Prior to January 1, 2003, the Company had two pension plans which cover the majority of employees. Effective January 1, 2003, these plans were merged into one plan. Pension benefits are based on an employee's years of service and compensation near the end of those years of service. The Company's funding policy has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plans with assets sufficient to meet the benefits to be paid to plan members. During the third quarter of 2003, the Company announced its decision to terminate its defined benefit pension plan and provide enhancements to its 401(k) plan. As a result, the plan was amended effective December 31, 2003, to freeze benefit accruals. The amendment eliminated the accrual of future defined benefits for all employees resulting in a $1,377,000 curtailment charge, which was recorded in 2003. An additional estimated $3,500,000 settlement charge is expected in the third quarter of 2004 when final distributions from the plan are made or annuities are purchased in exchange for participants' rights to receive benefits under the plan.

	(In thousands) PENSION BENEFITS		
	2003	2002	2001
Net periodic cost:			
Service cost	$ 361	$ 407	$374
Interest cost	724	802	755
Expected return on assets	(517)	(749)	(743)
Amortization of transition amount	–	(83)	(104)
Amortization of prior service cost	167	187	223
Actuarial loss	270	212	157
Settlement charge	–	882	–
Curtailment charge	1,317	58	74
Net periodic benefit cost	$ 2,322	$1,716	$736
Change in benefit obligation:			
Benefit obligation at beginning of year	$10,684	$ 10,755	
Service cost	361	407	
Interest cost	724	802	
Special termination benefits	–	737	
Plan amendments	987	–	
Curtailment gain	(1,534)	(203)	
Actuarial loss	1,492	1,018	
Benefits and expenses paid	(1,142)	(2,832)	
Benefit obligation at end of year	$ 11,572	$10,684	
Change in plan assets:			
Fair value of plan assets at beginning of year	$8,501	$10,132	
Employer contributions	2,000	961	
Actual return on plan assets	954	240	
Benefits and expenses paid	(1,142)	(2,832)	
Fair value of plan assets at end of year	$ 10,313	$8,501	

Employer contributions are expected to total $1,500,000 in 2004.

The Company's pension plan asset target allocations for 2004 and actual asset allocations are as follows at December 31:

	TARGET	PERCENTAGE OF PLAN ASSETS	
	2004	2003	2002
Asset category:			
Equity securities	0.0%	26.5%	25.7%
Debt securities	0.0%	42.7%	67.7%
Short-term liquid investments	100.0%	30.8%	6.6%
Total	100.0%	100.0%	100.0%

Equity securities consist principally of National Presto Industries, Inc. common stock.

National Presto's investment strategy with respect to pension plan assets has changed with the decision to freeze benefit accruals and terminate the pension plan effective December 31, 2003. The investment strategy now in place is to convert the equity and debt positions to cash prior to the targeted distribution date in the third quarter of 2004.

The expected rate of return on plan assets assumption is based on a multi-year stochastic simulation of projected returns, taking into account the plan's target asset allocation and reasonable expectations of future economic conditions. The simulation model incorporates the capital market conditions prevailing at the starting date of the projection, as well as a wide range of plausible scenarios of future capital market performance.

(In thousands)	2003	2002
Reconciliation of funded status:		
Funded status	$(1,259)	$(2,183)
Unrecognized actuarial loss	3,310	4,059
Unrecognized prior service cost	–	497
Prepaid benefit	$ 2,051	$ 2,373
Statement of financial position:		
Prepaid benefit cost	$ 2,051	$ 2,373
Additional minimum liability	(3,310)	(2,713)
Intangible asset	–	497
Accumulated other comprehensive income	3,310	2,216
Recognized amount	$ 2,051	$ 2,373

At December 31, 2003 and 2002, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets, and pension plans with an accumulated benefit obligation in excess of plan assets were are follows:

(In thousands)

	PROJECTED BENEFIT OBLIGATION EXCEEDS THE FAIR VALUE OF PLAN'S ASSETS		ACCUMULATED BENEFIT OBLIGATION EXCEEDS THE FAIR VALUE OF PLAN'S ASSETS	
December 31,	2003	2002	2003	2002
Projected benefit obligation	$11,572	$10,684	$11,572	$10,684
Accumulated benefit obligation	11,572	8,841	11,572	8,841
Fair value of plan assets	10,313	8,501	10,313	8,501

The Company's accumulated benefit obligation of $11,572,000 and $8,841,000 at December 31, 2003 and 2002, exceeded the fair value of the plan's assets at December 31, 2003 and 2002. This caused the Company to recognize an additional minimum liability in the fourth quarter of 2003 and 2002 of $3,310,000 and $2,713,000. The recognition of this additional minimum liability resulted in the Company recognizing an additional intangible asset of $497,000 at December 31, 2002, which was equal to the unrecognized prior service cost. There was no unrecognized prior service cost at December 31, 2003. The difference between the additional minimum liability and the intangible asset represents a net loss not yet recognized as net periodic pension cost and is recorded net of tax in other comprehensive income as an unrealized loss on net periodic pension cost. When the value of plan assets exceeds the accumulated benefit obligation, the additional minimum liability, intangible asset and the unrealized loss recorded in comprehensive income are no longer required.

The Company offered an early retirement window of enhanced retirement benefits in its pension plan during 2002. The special termination benefit cost associated with this window was $737,000.

The combination of the early retirement window and a concurrent layoff, which were part of the same plant closing plan, resulted in a curtailment. The effect of the curtailment was a charge of $58,000 in 2002.

The amount of lump sum benefits paid from the plan during 2002 triggered a settlement. The effect of the settlement was a charge of $882,000.

	WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC COST FOR THE YEARS ENDED DECEMBER 31:		
	2003	2002	2001
Discount rate	6.50%	6.50%	7.25%
Expected return on plan assets	6.50%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	5.00%

	WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION AS OF DECEMBER 31:	
	2003	2002
Discount rate	6.00%	6.50%
Rate of compensation increase	N/A	4.00%

401(k) Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees. The Company will match up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution can be made with either cash or common stock, at the Company's discretion. Starting in 2004, the Company will match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation. Contributions made from the treasury stock, including the Company's cash dividends, totaled $192,000 in 2003, $213,000 in 2002, and $251,000 in 2001.

H. INCOME TAXES

The following table summarizes the provision for income taxes:

(In thousands)	2003	2002	2001
Current:			
Federal	$4,381	$1,927	$1,790
State	974	586	402
	5,355	2,513	2,192
Deferred:			
Federal	1,958	286	(2,013)
State	293	25	(330)
	2,251	311	(2,343)
Total tax provision	$7,606	$2,824	$ (151)

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2003	2002	2001
Statutory rate	35.0%	35.0%	35.0%
State tax	3.6	3.5	.8
Tax exempt interest and dividends	(5.2)	(12.3)	(37.3)
Other	(.4)	(1.7)	(1.0)
Effective rate	33.0%	24.5%	(2.5)%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in a net deferred tax asset are as follows at December 31:

(In thousands)	2003	2002
Insurance	$6,150	$6,472
Environmental	878	1,034
Pension	(1,364)	(911)
Plant closing	575	3,202
Other	2,032	270
	$8,271	$10,067

I. COMMITMENTS AND CONTINGENCIES

On July 16, 2002, the Securities and Exchange Commission filed a lawsuit against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company. The case does not involve fraud, deceptive practices or questionable accounting methods, and the Company plans to vigorously defend itself. If unsuccessful, the Company may have to reallocate invested assets which will result in reduced yields, or it might be required to register as an investment company. In the latter situation, it would be prohibited from engaging in business in interstate commerce until registration occurred. The obligations upon registration are many and could include: 1. possible imposition of significant additional reporting requirements (a burden which would not be imposed upon its competitors); 2. potential regard in the market as a closed-end mutual fund which could result in a trading price sharply discounted from net asset value; 3. possible limitations on the use of capital and earnings which could inhibit or terminate commercial business growth. Management is unable to make a meaningful estimate of the overall impact on the Company's operations, if any, that would result from an unfavorable final determination of this matter.

In addition, the Company is involved in other routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material affect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS

For the year ended December 31, 2003, one customer accounted for 33% of net sales. One customer accounted for 37% of net sales for the year ended December 31, 2002. Two customers accounted for 37% and 11% of net sales for the year ended December 31, 2001. The preceding concentrations related to housewares/small appliance sales.

The Company sources its housewares/small appliances from the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. As a consequence, products may not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2002 and 2003.

K. ENVIRONMENTAL

As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. Based on factors known as of December 31, 2003, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company.

L. BUSINESS ACQUISITIONS

On July 31, 2003, the Company finalized the acquisition of Spectra Technologies LLC (Spectra) of East Camden, Arkansas. Spectra is a start-up company that performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. Payment of the purchase price will be made in the form of a cumulative earn-out based upon net income of Spectra over a period of time commencing as of the closing and ending on December 31, 2007. The earn-out will be 40% of the first $6.4 million of net income of Spectra and 20% of net income in excess of $6.4 million. No earn-out amounts were earned in 2003.

On October 6, 2003, the Company purchased the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for pets. The acquisition was accounted for as a purchase with all assets recorded at fair market value. At the date of acquisition, total assets were approximately $10,200,000, including goodwill of approximately $2,150,000. An additional earn-out amount of up to $2,500,000 will be paid based upon certain earnings targets through December 31, 2005. The NCN acquisition contributed net revenue of $2,900,000 from the date of acquisition to December 31, 2003.

On February 24, 2001, the Company acquired the outstanding stock of AMTEC Corporation, a supplier to the defense industry, for cash. The acquisition was accounted for as a purchase with all assets and liabilities recorded at fair market value. At the date of the acquisition, total assets were approximately $8,500,000. An earn-out payment of $500,000 was made during 2002 and was recorded as additional goodwill. An additional $150,000 of purchase consideration is contingently payable to the previous shareholders of AMTEC based on meeting certain criteria.

On November 19, 2001, the Company purchased two state-of-the-art high-speed diaper machines and assumed other liabilities in the acquisition of the existing customer base of RMED International, Inc. At the date of the acquisition, total assets were approximately $7,300,000 with no goodwill recognized.

Additional disclosures required under SFAS 141, "Business Combinations," related to these acquisitions were not considered material.

M. PLANT CLOSING

In November 2001, the Company announced that continued erosion of product pricing resulted in its decision to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from the Orient. This transition from U.S. plant production to the Orient was completed during late 2002. The Company closed its manufacturing facilities in Alamogordo, New Mexico, during the third quarter of 2002 and is continuing its efforts to sell the facility. The Company closed its Jackson, Mississippi, plant during the fourth quarter of 2002 and has begun to modify this plant to serve as a warehousing and shipping facility. Modification to the Jackson plant should be completed during 2004.

As a result of the Company's transition from U.S. plant production to Orient sourcing, the Company recorded charges in 2003, 2002, and 2001, which are summarized in the table below.

	EMPLOYEE TERMINATION BENEFITS	INVENTORY WRITE-DOWN	OTHER EXIT COSTS	TOTAL
January 1, 2001	$ –	$ –	$ –	$ –
Additions in 2001	637,000	880,000	519,000	2,036,000
Balance December 31, 2001	637,000	880,000	519,000	2,036,000
Additions in 2002	4,654,000	–	–	4,654,000
Charges in 2002	(2,156,000)	(1,445,000)	(299,000)	(3,900,000)
Changes in estimates	(987,000)	565,000	301,000	(121,000)
Balance December 31, 2002	2,148,000	–	521,000	2,669,000
Additions in 2003	81,000	322,000	1,233,000	1,636,000
Charges in 2003	(1,393,000)	(322,000)	(1,069,000	(2,784,000)
Balance December 31, 2003	$ 836,000	$ –	$ 685,000	$ 1,521,000

During the fourth quarter of 2003, the Company recorded additional plant closing charges of $1,834,000 which included $81,000 for health care costs associated with early retirement, $322,000 for write-off of raw material, $1,233,000 for other exit costs, and $198,000 additional impairment of machinery and equipment. The additions to the plant closing accrual were primarily due to lower than expected inventory liquidation proceeds and higher than expected costs associated with the shutdown of the Jackson, Mississippi, manufacturing facility and disposition efforts associated with the Alamogordo, New Mexico, manufacturing facility.

During the first quarter of 2002, the Company recorded a charge of $3,953,000 related to involuntary termination benefits. In the fourth quarter of 2002, the Company recorded an additional charge of $701,000 associated with additional employees identified by the Company for early retirement and termination as a result of plant closing activities. The total plant closing charge for 2002 was $.42 per share, net of tax, and amounted to $4,585,000, of which $565,000 related to the write-down of inventory which was recorded in cost of sales and $52,000 of additional machinery and equipment impairment.

During the fourth quarter of 2001, the Company recorded a charge of $7,653,000 or $.70 per share, net of tax. This 2001 fourth quarter charge included $5,617,000 for impairment of principally machinery and equipment, $880,000 for the write-down of inventory recorded in cost of sales, $637,000 for involuntary employee termination benefits and other exit costs of $519,000. The machinery and equipment impairment charge was computed using fair values obtained from third party appraisers, equipment price lists and other suppliers, which were compared to the historical net book values at the time of the decision to close the plants. The provisions of SFAS 121 were applied to the impaired assets in determining the amount of impairment to record. Changes in estimates were recorded in the fourth quarter of 2002, decreasing the employee termination benefit accrual and increasing the inventory write-down and other exit cost accruals. The estimated changes were primarily due to lower than expected health care costs associated with employee termination benefits and higher than expected costs associated with the shutdown of U.S. plant manufacturing activities.

The total outsourcing of all Company housewares/small appliance product manufacturing results in the creation of a new LIFO inventory category for the outsourced products. The previous LIFO inventory reserve of approximately $11,000,000 (Manufactured LIFO Reserve), which is associated with the manufactured housewares/small appliance inventories prior to plant closings, has been realized as this inventory category is sold. During 2003 and 2002, the Company recognized $5,000,000 and $5,300,000 (or $.46 and $.48 per share, net of tax) reduction in cost of goods sold resulting from the partial liquidation of the Manufactured LIFO Reserve. The Company expects to largely liquidate the remainder of the Manufactured LIFO Reserve of approximately $700,000 during 2004.

N. BUSINESS SEGMENTS

Historically the Company has operated in one business segment, housewares/small appliances. As described in Note L, the Company completed two acquisitions during 2001 and two acquisitions during 2003. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are housewares/small appliances, defense products, and absorbent products.

Housewares/small appliances is the Company's main product line which has historically manufactured and distributed small electrical appliances and housewares. These products are sold directly to retail outlets throughout the United States and also through independent distributors. As more fully described in Note M, the Company has exited U.S. manufacturing during 2001 and 2002 and now primarily sources its housewares/small appliance products from nonaffiliated companies located in the Orient.

The defense segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electro-mechanical assemblies for the U.S. government and prime contractors. This manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors.

The absorbent products line was started on November 19, 2001, with the acquisition of certain assets from RMED International, Inc. This company manufactures diapers at the Company's facilities in Eau Claire, Wisconsin. The products are sold to retail outlets, distributors, and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for pets.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes.

The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) are included within the housewares/small appliances segment for all periods presented.

(In thousands)	HOUSESWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2003				
External net sales	$112,337	$ 9,996[2]	$11,502[3]	$133,835
Gross profit	41,710	3,126	716	45,552
Operating profit	16,554[1] [4]	1,595	700	18,849
Total assets	275,004	13,828	12,561	301,393
Depreciation and amortization	1,164	142	1,047	2,353
Capital expenditures	934	1,389	580	2,903
Year ended December 31, 2002				
External net sales	$116,032	$ 9,290	$ 8,407	$133,729
Gross profit	33,844	2,966	431	37,241
Operating profit (loss)	4,601[1] [4]	1,925	(131)	6,395
Total assets	270,042	11,899	8,053	289,994
Depreciation and amortization	954	153	827	1,934
Capital expenditures	1,425	1,771	212	3,408
Year ended December 31, 2001				
External net sales	$111,264	$ 6,999[2]	$ 815[3]	$119,078
Gross profit	23,153	1,767	39	24,959
Operating profit (loss)	(3,342)[1]	1,247	(147)	(2,242)
Total assets	266,030	10,187	7,859	284,076
Depreciation and amortization	2,896	280	260	3,436
Capital expenditures	1,968	70	–	2,038

(1) The operating loss in small appliances is after recording a charge for plant closing costs of $7,653,000 in 2001, $4,585,000 in 2002, and $1,834,000 in 2003 which is more fully described in Note M.

(2) The defense products segment was acquired on February 24, 2001, accordingly, external net sales represents approximately ten months of activity. Net sales in 2003 include five month's sales of $250,000 related to the acquisition of Spectra Technologies LLC described in Note L.

(3) The absorbent products division was acquired on November 19, 2001, accordingly, external net sales represents approximately one month of activity. Net sales in 2003 include three month's sales of $2,900,000 related to the acquisition of the assets from NCN Hygienic Products, Inc. described in Note L.

(4) The Company's Manufacturing LIFO Reserve was recognized approximately $5,000,000 in 2003 and $5,300,000 in 2002 which is more fully described in Note M.

O. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following represents unaudited financial information for 2003 and 2002:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE
2003				
First	$ 22,054	$ 6,227	$ 2,053	$ .30
Second	21,452	5,303	1,918	.28
Third	26,849	8,870	2,078	.30
Fourth	63,480	25,152	9,428	1.39
Total	$133,835	$45,552	$15,477	$2.27
2002				
First	$ 22,596	$ 3,057	$(2,360)	$(.35)
Second	20,378	4,103	1,083	.16
Third	28,447	5,656	893	.13
Fourth	62,308	24,425	9,074	1.33
Total	$133,729	$37,241	$ 8,690	$1.27

During the fourth quarter of 2003, the Company recorded plant closing costs and changes in estimates related to plant closing activities of $1,834,000 and a reduction in cost of goods sold of $1,796,000 resulting from the sale of products accounted for under the LIFO method which had been manufactured in the Company's U.S. manufacturing plants which were closed in 2002. (See Note M.)

During the fourth quarter of 2002, the Company recorded plant closing costs and changes in estimates related to plant closing activities of $580,000 and a reduction in costs of goods sold of $4,079,000 resulting from the sale of products accounted for under the LIFO method which had been manufactured in the Company's U.S. manufacturing plants that were closed in 2002. (See Note M.) In addition, the Company recorded a $1,677,000 pension cost charge during the fourth quarter of 2002 primarily related to the early retirement of long-term employees. (See Note G.)

Independent Auditor's Report ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

Grant Thornton

GRANT THORNTON LLP

Stockholders and Board of Directors
National Presto Industries, Inc.

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Presto Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Grant Thornton LLP
Minneapolis, Minnesota
February 13, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company's 2003 Annual Report to Shareholders, in the Proxy Statement for the annual meeting held May 20, 2003, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping, and the impact of closing certain U.S. production facilities. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge.

2003 COMPARED TO 2002

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2003 and 2002.

Housewares/small appliance net sales decreased $3,695,000 from $116,032,000 to $112,337,000, or 3%. The decrease reflects a combination of reduced prices and reduced unit volume of housewares/small appliances. Defense net sales increased by $706,000 from $9,290,000 to $9,996,000, or 8%. The increase reflects a change in the mix of products shipped—fewer units with higher per unit pricing. Absorbent products net sales increased by $3,095,000 from $8,407,000 to $11,502,000, or 37%, primarily reflecting the addition of approximately three months of revenues stemming from the October acquisition of the assets of NCN Hygienic Products, Inc.

Housewares/small appliance gross profit for 2003 increased $7,866,000 from $33,844,000 to $41,710,000, or 29% versus 37% as a percentage of net sales. The gross profit percentage increase is largely due to the cost reductions stemming from the sourcing of products overseas. The gross profit for both 2003 and 2002 was also favorably impacted by a partial reversal of the LIFO inventory reserve (as discussed in Notes B and M) in the amount of $5,035,000 and $5,256,000 for 2003 and 2002, respectively. Defense gross profit increased for 2003 from $2,966,000 to $3,126,000, or 32% versus 31% as a percentage of sales primarily due to volume. Absorbent products gross profit for 2003 increased $285,000 from $431,000 to $716,000 primarily because of the addition of the acquisition noted in the previous paragraph.

Housewares/small appliance selling and general expenses decreased $3,218,000, largely attributable to decreased advertising expenses and the absence of an early retirement charge recorded in 2002. (See Note G.) Defense selling and general expenses increased $490,000 largely attributable to moving expenses associated with AMTEC's new facility and expenses related to the purchase of Spectra Technologies LLC. (See Note L.)

Fiscal years 2003 and 2002 included plant closing charges of $1,834,000 and $4,020,000, respectively, relating to closing the Company's housewares/small appliance manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico. (See Note M.) Also, in the third quarter of 2003, the Company announced its decision to terminate its defined benefit pension plan. (See Note G.) As a result, the Company recorded a charge of $1,317,000 for fiscal 2003. An additional charge estimated at $3,500,000 will be recorded in the third quarter of 2004 when the defined benefit pension plan termination is completed. Note G also includes information regarding assumptions used to value the pension plan. The Company anticipates making an expected cash contribution of $1,500,000 to the pension plan in 2004 prior to the settlement of the plan.

Other income, principally interest, decreased $885,000 from $5,119,000 to $4,234,000, primarily due to decreased yields on financial instruments, partially offset by an increased average daily investment balance.

Earnings before provision for income taxes increased $11,569,000 from $11,514,000 to $23,083,000. The provision for income taxes increased from $2,824,000 to $7,606,000, which resulted in an effective income tax rate increase from 25% to 33% as a result of increased earnings subject to tax. Net earnings increased $6,787,000 from $8,690,000 to $15,477,000, or 78%.

2002 COMPARED TO 2001

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2002 and 2001.

During 2002, consolidated net sales increased $14,651,000 from $119,078,000 to $133,729,000, or 12%. The increase in net sales of the housewares/small appliance division of $4,768,000 largely reflects the positive impact of the expansion of 2001's regional TV advertising program on the Presto® Pizzazz® pizza oven to a national program in 2002. The defense products division (purchased at the end of February 2001) and the absorbent products division (purchased in mid-November 2001) combined to provide increased net sales of $9,883,000 during their first full year of operation.

Gross profit for 2002 increased $12,282,000 from $24,959,000 to $37,241,000. As a percentage of sales, gross margins were 28% in 2002 versus 21% in 2001. The gross profit percentage increase was primarily attributable to the housewares/small appliance division which recorded an increase of $10,691,000 from $23,153,000 in 2001 to $33,844,000 in 2002. As a percentage of sales, housewares/small appliance margins increased to 29% versus 2001's 21%. The gross margin dollar increase stemmed in largest part from the partial liquidation of the LIFO inventory reserve, as discussed in Notes B and M, and from increased sales volume while both 2002 and 2001 gross margin was negatively impacted by the write-down of inventory related to the plant closing in the amount of $565,000 and $880,000. The defense product division gross profit increased $1,199,000 reflecting greater unit sales, higher margin product sales mix improvement, and a full year of revenues. The absorbent product division's gross profit increase reflects a full year of operation versus approximately a month and a half of operation during 2001. The absorbent products division is continuing to establish a customer base and working on expanding its product offerings. There can be no assurance the segment will be successful in achieving these objectives.

Selling and general expenses increased $6,398,000. A national television advertising campaign for the Presto® Pizzazz® pizza oven accounted for approximately $5,000,000 of this increase. In addition, during the fourth quarter of 2002, the Company recorded a pension cost charge related to the Company's offer of early retirement to long-term employees in the amount of $1,677,000. (See Note G.)

Fiscal years 2002 and 2001 included charges of $4,585,000 and $7,653,000, respectively, related to closing the Company's manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico. (See Note M for plant closing discussion.)

Other income, principally interest, decreased $3,258,000 from $8,377,000 to $5,119,000, in largest part due to decreased yields on financial instruments and in part due to a reduced average daily investment balance, $189,870,000 in 2002 versus $197,719,000 in 2001, stemming from the 2001 acquisitions.

Earnings before provision for income taxes increased $5,379,000 from $6,135,000 to $11,514,000. The provision for income taxes increased from a tax benefit of $151,000 to a provision of $2,824,000, which resulted in an effective income tax rate increase from a benefit of 2.5% to a tax rate of 24.5% as a result of increased earnings subject to tax. Net earnings increased $2,404,000 from $6,286,000 to $8,690,000, or 38%.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for the two years was virtually identical—$24,797,000 during 2003 compared to $25,517,000 in the prior year. A summary of the sources of operating cash provided for both years can primarily be found in the changes in the components of working capital in the statement of cash flows. The increased cash flow in 2003 from the improvement in net earnings was essentially matched during the prior year as a result of the reduction in inventory.

Cash flows from investing activities were likewise relatively flat—$11,040,000 in 2003 versus $11,536,000 in 2002. Of note was the $10,218,000 of business acquisitions attributable to the purchase of the assets of NCN Hygienic Products, Inc. and the additions to property, plant, and equipment, primarily for AMTEC Corporation.

Cash flows from financing activities were essentially flat as well—$6,709,000 in 2003 versus $6,293,000, reflecting in each year the payment of a dividend and the purchase of treasury stock.

As a result of the forgoing factors, cash and cash equivalents increased by $29,128,000 to $143,765,000.

Working capital increased by $3,375,000 to $212,736,000 at December 31, 2003. The Company's current ratio was 4.9 to 1.0 at December 31, 2003, compared to 5.0 to 1.0 at the end of fiscal 2002.

As of December 31, 2003, there were no additional material capital commitments outstanding. In January 2004, the Company entered into an agreement to purchase approximately $12,000,000 in equipment to expand the product line in its absorbent products segment. The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions or capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and short-term maturity marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The interest rate declines over the past several years coupled with the extremely low interest rate environment currently has resulted in reduced levels of interest income for the Company. There can be no assurance when interest rates will begin to move towards more historically normal levels. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Interest rates are not expected to improve, and may continue to decline during 2004. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

In connection with the Company's plant closing activity during 2004, the Company could incur additional losses upon the disposition of property, plant, and equipment associated with the operations that were closed. Plant closing activities of this nature are unique and infrequent for the Company, therefore, these activities possess inherent risk that errors in the estimation process could occur. Subject to the foregoing estimation risk, no major plant closing related expenses are expected in 2004.

CONTRACTUAL OBLIGATIONS

The adjacent table discloses a summary of the Company's specified contractual obligations at December 31, 2003:

CONTRACTUAL OBLIGATIONS	TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS
Purchase obligations[1]	$12,300,000	$12,300,000	$ –	$ –
Earn-out payments[2]	5,060,000	1,250,000	1,250,000	2,560,000
Pension contributions[3]	1,500,000	1,500,000	–	–
Total	$18,860,000	$15,050,000	$1,250,000	$2,560,000

(1) Purchase obligations represent outstanding purchase orders at December 31, 2003, issued to the Company's housewares manufacturers in the Orient. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.

(2) The Company has agreed to make certain earn-outs dependent upon the future earnings performance of companies acquired. The expected payments noted above were based upon the anticipated future levels of earnings of the acquired companies.

(3) The pension contribution represents the cash amounts the Company anticipates it will pay to the plan in 2004. As the Company announced it would be terminating the plan as of December 31, 2003, there will be no further obligations to the plan after December 31, 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New housewares/small appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other housewares/small appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete inventory as a result of low or diminishing demand for a product. The Company did not have any major new product introductions or morbidity issues in the current year and, accordingly, did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory.

Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company insures for product liability claims and health care costs, and retains a self-insured retention insurance accrual in the Company's financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition.

Environmental: In May 1986, the Company's Eau Claire, Wisconsin, site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. By December 31, 1998, all remediation projects had been installed, were fully operational, and restoration activities had been completed and accrued liabilities established for the expected cost of the activity. The Company believes its accrued liability reserve will be adequate to satisfy ongoing remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible the existing accrual could be inadequate. The Company's current environmental liability is based upon estimates of the future costs to maintain and operate remediation projects and monitor their results based upon historical costs incurred for such activities.

Plant Closing Costs: In November 2001, the Company announced that continued erosion of product pricing resulted in its decision to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from the Orient. This transition from U.S. plant production to the Orient was completed during late 2002. The Company closed its manufacturing facilities in Alamogordo, New Mexico, during the third quarter of 2002 and is continuing its efforts to sell the facility. The Company closed its Jackson, Mississippi, plant during the fourth quarter of 2002 and has begun to modify this plant to serve as a warehousing and shipping facility. Modification to the Jackson plant should be completed during 2004. (See Note M for a description of plant closing activity.)

The estimated accruals for plant closing costs may be subject to adjustment in the future. Potential cost items include the Company's success and the length of time required to sell the Alamogordo building, larger than expected health care claims for separated employees, and changes in other estimated costs to complete the plant closings.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A (13) for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds and 7-day variable rate demand notes which are highly liquid instruments with interest rates set every 7 days that can be tendered to the remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes are further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company's investments are held primarily in fixed and variable rate municipal bonds with an average life of less than one year. Accordingly, changes in interest rates have not had a material affect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2002 and 2003.

Item 9A. CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the 1934 Act) within 90 days prior to the filing date of this annual report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

There have been no significant changes in internal controls, or in other factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Selected Financial Data ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except per share data)

YEARS ENDING DECEMBER 31,	2003	2002	2001	2000	1999
Net sales	$133,835	$133,729	$119,078	$118,955	$115,891
Net earnings	15,477*	8,690**	6,286**	15,158	20,822
Net earnings per common and commom equivalent share	2.27*	1.27**	.92**	2.16	2.84
Total assets	301,393	289,994	284,076	288,530	298,647
Dividends paid per common share applicable to current year	.92	.92	2.00	2.10	2.00

* *2003 net earnings reflect after tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shut down of domestic plants, net of tax, $3,122,000 ($.46 per share).*

** *2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

Summary of Statistics

***59th** Consecutive Dividend Year*

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2003	$133,835	$15,477*	6,821	$2.27*	$ .92	$ –	$36.10
2002	133,729	8,690**	6,840	1.27**	.92	–	34.83
2001	119,078	6,286**	6,857	.92**	2.00	–	34.47
2000	118,955	15,158	7,015	2.16	2.00	.10	34.92
1999	115,891	20,822	7,344	2.84	2.00	–	34.72

* *2003 net earnings reflect after tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($.46 per share).*

** *2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

Record of Dividends Paid and Market Price of Common Stock

	2003 FISCAL YEAR DIVIDENDS PAID PER SHARE	2003 MARKET PRICE HIGH	2003 MARKET PRICE LOW	2002 FISCAL YEAR DIVIDENDS PAID PER SHARE	2002 MARKET PRICE HIGH	2002 MARKET PRICE LOW
First Quarter	$ .92	$29.83	$25.88	$ .92	$29.06	$26.80
Second Quarter	–	32.63	26.02	–	34.50	28.75
Third Quarter	–	37.35	31.53	–	32.00	27.25
Fourth Quarter	–	37.00	34.18	–	32.00	27.00
Full Year	$ .92	$37.35	$25.88	$ .92	$34.50	$26.80

Shareholder Information ○ NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Investor Services
Chicago, Illinois
(312) 588-4222

Annual Meeting of Shareholders

October 19, 2004 at 2:00 P.M.
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2003, there were 589 stockholders.

Annual Report on Form 10-K and Shareholder Inquiries

For general information about the Company and to request copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, telephone (715) 839-2119.

Board of Directors

James F. Bartl
Executive Vice President,
Secretary

Richard N. Cardozo
Adjunct Professor
University of Miami,
Professor Emeritus, Carlson School of Management
University of Minnesota

Maryjo Cohen
Chairperson of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Chairman Emeritus

Michael J. O'Meara
Chairman of the Board and Director
Peoples National Bank
Eau Claire, Wisconsin

Patrick J. Quinn
Chairman and President
Ayres Associates
Eau Claire, Wisconsin

Officers and Principal Executives

Maryjo Cohen
Chairperson of the Board,
President,
Chief Executive Officer

James F. Bartl
Executive Vice President,
Secretary

Neil L. Brown
Vice President, Manufacturing and Purchasing

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Randy F. Lieble
Chief Financial Officer,
Treasurer

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

Address Service Requested